UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 13, 2026

In the Matter of

Torex Resources Inc.
130 King St. West, Suite 740
Exchange Tower
Toronto, Ontario
M5X 2A2 Canada

File No: 001-43534

ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Torex Resources Inc. has filed with the Commission and the New York Stock Exchange an application to register its Common Shares on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Torex Resources Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the New York Stock Exchange shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Michael Coco
Office Chief